UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 9)*

VSE Corporation
(Name of Issuer)

Common Stock, par value $.05 per share
(Title of Class of Securities)

918284100
(CUSIP Number)

Elaine Schuler
6229 Executive Boulevard
Bethesda, MD 20852
(301) 897-9700

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 15, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

(Page 1 of 5 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 918284100	Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS
Calvin S. Koonce I.R.S. Identification Nos. of above persons (entities only).

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,867,082*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,867,082*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,867,082*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	See Items 2 and 3 of the Prior Amendment (as defined below).

SCHEDULE 13D
CUSIP No. 918284100	Page 3 of 5 Pages
              This Statement on Schedule 13D/A Amendment No. 9 (this “Amendment No. 9”) is filed on behalf of the Reporting Person with the Securities and Exchange Commission (the “Commission”). This Amendment No. 9 amends the Statement of Beneficial Ownership on Schedule 13D Amendment No. 8 (the “Prior Statement”) relating to shares of the Common Stock, par value $.05 per share (the “Common Stock”), of VSE Corporation (the “Issuer”), as specifically set forth herein (as so amended, the “Amended Statement”). Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Prior Statement.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated to read as follows:

 (a)-(j).  The Reporting Person is a Director of the Issuer.  The Reporting Person will not stand for election at the Issuer’s Annual Meeting of Stockholders on May 21, 2024.  Accordingly, he will cease to be a director of the Issuer on that date.

The Common Stock has been acquired by the Reporting Person for investment purposes and was not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect.  The Reporting Person reserves the right to change his plan and intentions at any time as he deems appropriate.

The Reporting Person may acquire additional shares of the Common Stock, dispose all or some of these share of the Common Stock from time to time, in each case in the open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares of the Common Stock, depending on business and market conditions, his continuing evaluation of the business and prospects of the Issuer and other factors.   The Reporting Person has transferred, and may in the future transfer, shares of Common Stock for family investment planning purposes.

Depending on factors deemed relevant by the Reporting Person, including but not limited to change in the Issuer’s business, governance or financial situation, the Reporting Person reserves the right to formulate other plans and take such actions set forth in this response to Item 4 and any other actions as the Reporting Person may determine.

Presently the Reporting Person has no plans or proposals which would relate or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein and except to the extent that such matters are the result of the Reporting Person acting in his capacity as a Director of the Issuer for so long as he holds that position with the Issuer.

SCHEDULE 13D
CUSIP No. 918284100	Page 4 of 5 Pages
Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

 (a)-(b) On May 15, 2024, the Issuer conducted a public offering selling 2,112,676 shares of Common Stock.  The Issuer also granted the underwriters in the public offering an option to purchase an additional 316,901 of Common Stock in the 30-day period following the offering.  Accordingly, the percentage of shares outstanding owned by the Reporting Person decreased.

 As of May 16, 2024, the Reporting Person beneficially owns 1,867,082 shares of Common Stock, constituting approximately 10.3% of the shares of Common Stock outstanding of the Issuer. The Reporting Person has the sole power to vote and direct the vote and the sole power to dispose and direct the disposition of such shares.  The 1,867,082 shares of Common Stock includes 501,584 shares of Common Stock held by Koonce and 20,000 shares owned by the Reporting Person’s wife.  The Reporting Person disclaims beneficial ownership of the shares held by Koonce and his wife, except in each case to the extent of his pecuniary interest therein, if any. The aggregate percentage of shares of Common Stock reported beneficially owned by the Reporting Person is based upon 15,982,806 shares of Common Stock outstanding as of May 3, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 and filed with the Securities and Exchange Commission on May 9, 2024 and the press release of the Issuer dated May 15, 2024 in which it announced the public offering of 2,112,676 shares of Common Stock (for a total outstanding of 18,095,482) disclosed in the preceding paragraph.

(c)	The Reporting Person conducted no transactions in the Issuer’s Common Stock since the most recent filing of Schedule 13D.

(d)
Except as set forth in this Item 5(d), no Person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Person.  Koonce and the Reporting Person’s wife have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 501,584 and 20,000 shares of Common Stock, respectively, beneficially owned by the Reporting Person and disclosed in Item 5(a)-(b).

(e)	Not Applicable.

(The remainder of this page was intentionally left blank)

SCHEDULE 13D
CUSIP No. 918284100	Page 5 of 5 Pages
SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	May 16, 2024

/s/ Calvin S. Koonce
Calvin S. Koonce